Exhibit 99.1
OUTLOOK FOR THIRD QUARTER 2009 — Issued on 7 September 2009
In this document, unless otherwise indicated, all references to “Chartered”, the “Company”, “we”, “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. References to “SMP” refer to Silicon Manufacturing Partners Pte Ltd, a company incorporated in the Republic of Singapore.
This section contains information that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results, performance or achievements for the quarter ending 30 September 2009 and subsequent fiscal periods could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are based on our management’s beliefs and assumptions, which involve judgments about future trends, events and conditions, all of which are subject to change and many of which are beyond our control. Please read the “Risk Factors” sections in our annual report on Form 20-F for the financial year ended 31 December 2008 filed with the Securities and Exchange Commission and incorporated by reference herein for a discussion of the factors that could cause our actual results to differ materially from our expectations.

	Second Quarter 2009	Third Quarter 2009
	Actual	Midpoint and range
Net revenue (1) (US$)	$349.0M	$410M, ± $5M
Gross profit (US$)	$30.9M	$81M, ± $5M
Net income (loss)(US$) (2)	($39.4M )	($4M), ± $4M
Basic earnings (loss) per American Depositary Share (“ADS”) (2)(3) (US$)	($0.50)	($0.07), ± $0.04
Supplementary Data:

	Second Quarter 2009	Third Quarter 2009
	Actual	Midpoint and range
Chartered’s share of SMP revenue (4) (US$)	$19.8M	$25M
Net revenue including Chartered’s share of SMP (4) (US$)	$368.8M	$435M, ± $6M
Average selling price (“ASP”) per wafer (5) (US$)	$921	$875, ± $15
ASP per wafer of Chartered’s share of SMP revenue (4) (5)	$755	$750
ASP per wafer including Chartered’s share of SMP (4) (5) (US$)	$910	$867, ± $20
Utilization (6)	60%	74%, ± 2%

(1)	Determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(2)	The net income (loss) per share and basic earnings (loss) per ADS do not comprehend the expenses Chartered may incur in connection with the proposed acquisition of Chartered by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”) that was announced on 7 September 2009 (the “Acquisition”).

(3)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of our convertible redeemable preference shares, projected to be approximately US$2.6 million in third quarter 2009.

(4)	We have provided the information above on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the table above are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Technology Singapore Pte. Ltd., the majority shareholder, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The table above provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP and ASP including Chartered’s share of SMP that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators.

(5)	Eight-inch equivalent wafers.

(6)	Based on total shipments and total capacity, both of which include our share of SMP.
Assumptions
The outlook for the three months ending 30 September 2009 (the “Outlook”) has been prepared based on the actual revenue and expenses for the two months ended 31 August 2009, with a forecast for the month ending 30 September 2009. You should note that our revenue and expenses for the two months ended 31 August 2009 are based on our unaudited condensed consolidated income statement for the same period which has not been reviewed or audited by our auditors. The major assumptions made in preparing our forecast for the month ending 30 September 2009 (the “Forecast”) are set out below. These assumptions are considered to be reasonable as at 7 September 2009. Investors should consider these assumptions as well as the Outlook and make their own assessment of the future performance of Chartered.

1.	Net revenue
We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. Arrangements with our customers typically include some or all of the above deliverables.

We prepared the Forecast for net revenue based on our estimated sales volume and ASP for the month ending 30 September 2009. These estimates were based on purchase orders that we have received or expect to receive from our customers for shipment of wafers during the month ending 30 September 2009. Our forecast of net revenue for the month ending 30 September 2009 included income relating to unfulfilled purchase obligations arising from certain take or pay arrangements with certain customers.

2.	Cost of revenue
Cost of revenue comprises the following:
a)	Cost of Materials

Cost of materials relates to the cost of raw wafers. Our cost of materials has been forecast based on our estimated sales volume and estimated purchase cost of raw wafers for the month ending 30 September 2009. The estimated purchase cost of raw wafers is largely based on the actual purchase cost of raw wafers during the two months ended 31 August 2009.

b)	Expenses Related to Subcontractors

Expenses related to subcontractors relate to expenses we incur when we engage subcontractors for certain full turnkey services (including assembly, testing and packaging) which are required by some of our customers for their products. Expenses related to subcontractors have been forecast based on our estimated sales volume and estimated rates charged by our existing subcontractors for the month ending 30 September 2009. Expenses related to subcontractors have been forecast largely based on the actual rates charged by our existing subcontractors during the two months ended 31 August 2009.

c)	Overheads

A large proportion of our overheads are fixed in nature. Fixed overheads include cost of labor as well as utilities and insurance, and have been forecast largely based on our actual spending for the two months ended 31 August 2009.

Variable overheads include chemicals, specialty gases and test wafers and expenses for maintenance of equipment. Such overheads have been forecast largely based on the actual costs that we incurred for such items for the two months ended 31 August 2009 as well as our estimated sales volume and expected production activities for the month ending 30 September 2009.

Our forecast of variable overheads for the month ending 30 September 2009 incorporates the impact of lower production utilization of manufacturing assets forecast for the three months ending 30 September 2009. Production utilization is computed by dividing the number of semiconductor wafers processed at our fabrication facilities by the total number of wafers that we have capacity to process. Forecast production utilization for the three months ending 30 September 2009 is based on the actual utilization achieved for the two months ended 31 August 2009 and a forecast for the month ending 30 September 2009: the forecast for the month ending 30 September 2009 is based on our planned production volume for September 2009.

d)	Depreciation Expense

Forecast depreciation expense includes depreciation on existing property, plant and equipment, and depreciation on property, plant and equipment that we expect to capitalize during the month ending 30 September 2009.

e)	Technology Cost

Technology cost includes two elements: (1) amortization of technology licenses and other intangible assets on existing capitalized technology and intangible assets; and (2) forecast royalty payments based on expected shipments of wafers during the month ending 30 September 2009 that will attract royalty payments on the royalty rates for existing licenses.

3.	Other revenue
Other revenue consists primarily of rental income and management fees. We have forecast rental income for the month ending 30 September 2009 largely based on actual rental income earned for the two months ended 31 August 2009, while management fees receivable from a joint venture partner have been forecast based on our estimated sales volume for the month ending 30 September 2009, calculated based on a pre-agreed rate per wafer in accordance with the terms of our joint venture agreement.

4.	Research and development expenses
Research and development (“R&D”) expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies. A large proportion of these expenses are fixed in nature. We forecast our expenses for R&D for the month ending 30 September 2009 largely based on our actual expenses incurred for the two months ending 31 August 2009 for R&D. The historical amount is, adjusted to reflect (among other things) the total number of technology development wafers we intend to test in our fabs for the month ending 30 September 2009.

5.	Sales and marketing expenses
Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation (“EDA”) related expenses and costs related to pre-contract customer design validation activities. Such costs relate to efforts to attract new customers and expand our penetration of existing customers.

We forecast sales and marketing expenses for the month ending 30 September 2009 largely based on our actual sales and marketing expenses incurred for the two months ended 31 August 2009.

6.	General and administrative expenses
General and administrative (“G&A”) expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities.

We forecast G&A expenses for the month ending 30 September 2009 largely based on actual G&A expenses incurred for the two months ended 31 August 2009. The Forecast does not include the various costs that we expect to incur through to 30 September 2009 in connection with the Acquisition (including costs that are not contingent on the completion of the Acquisition), including investment banking, legal and other fees. Please also see paragraph 3(xi) under “Other Assumptions” below.

7.	Other operating expenses, net
Other operating expenses, net, include expenses related to rental property such as depreciation expense which we have forecast based on historical levels.

8.	Interest income
We have assumed that the majority of our cash balances will earn interest of 0.2% for the month ending 30 September 2009. We have forecast our average cash balance for the month ending 30 September 2009 based on our opening cash balance and estimated cash expenditures and receipts for the month.

9.	Interest expense
Interest expense comprises interest incurred on all outstanding debts and amortization of bond discounts. We have forecast our interest expense based on interest payable on our outstanding debts, which includes planned drawdowns on available loan facilities, for the month ending 30 September 2009, at their prevailing fixed or floating rates with reference to London Interbank Offered Rate which we expect to be partially offset by interest capitalization associated with our capital expenditures.

10.	Taxation
No taxation expense has been assumed for the month ending 30 September 2009 as we have estimated a pre-tax loss for the current financial year. We expect to establish a full valuation allowance on the deferred tax assets arising from estimated pre-tax loss for current financial year which we currently assessed as more likely than not to be unrealizable.
Other Assumptions
Other assumptions underlying the Outlook are set out below:

1.	Accounting standards
We have assumed that there will be no change in applicable accounting standards or other financial reporting requirements under U.S. GAAP that may have a material effect on the forecast consolidated net income (loss). Significant accounting policies adopted in the preparation of the Outlook are consistent with those used to prepare our consolidated financial statements for the year ended 31 December 2008 as set forth in our 2008 annual report except for Financial Accounting Standards Board Accounting Standards Codification (“ASC”) on noncontrolling interests in consolidated financial statements which Chartered adopted on 1 January 2009. This ASC states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This ASC applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary

2.	Foreign exchange rates
We have prepared the Forecast based on the following exchange rates:

SGD 1 JPY 1 EUR 1	= = =	USD0.69432 USD0.01055 USD1.42218
It has been assumed that there is no change to the above exchange rates during the month ending 30 September 2009. The exchange rates assumed are based on current estimates and actual exchange rates during the month ending 30 September 2009 may be different from these estimates.

3.	Other assumptions
The following additional assumptions were made in preparing the Outlook:
(i)	No material adverse effect from any changes in the economic and financial positions of the Company, our suppliers or our customers;

(ii)	No material decline in value of investments which requires material impairment to the carrying values of investments of the Company;

(iii)	No material decline in value of property, plant and equipment that requires material impairment to the carrying values of property, plant and equipment of the Company;

(iv)	No changes in estimated useful lives or residual values of property, plant and equipment;

(v)	No material changes in obsolescence and impairment of inventory;

(vi)	No significant disruptions arising from industrial disputes or the supply of labor or other causes that will affect the operations of the Company;

(vii)	No material changes in inflation rates;

(viii)	No material changes in the principal activities of the Company;

(ix)	No material changes in the management and organization structure of the Company; and

(x)	No material changes in the existing economic, political, legal or regulatory and social conditions affecting the activities of the Company or the industry, countries or the markets in which we operate.

(xi)	The Acquisition will not complete before 1 October 2009. Furthermore, the completion of the Acquisition is subject to customary conditions, such as regulatory and shareholder approvals, the achievement of which are inherently uncertain. Accordingly, to the extent that expenses are contingent on the completion of the Acquisition, such expenses are not included in the Forecast.